Mail Stop 4561

June 29, 2006

By U.S. Mail and Facsimile to (310) 888-6704

Mr. Christopher J. Carey
Chief Financial Officer
City National Corporation
City National Center
400 North Roxbury Drive
Beverly Hills, California 90210

> **Re: City National Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 001-10521**

Dear Mr. Carey:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments.   We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1: Summary of Significant Accounting Policies
General

1. Please revise to describe the nature of the line item "International Services" and to describe the accounting policy for recognition of the related fees.

2. We note your disclosure on page 2, that you believe your business constitutes only one operating segment.   Please tell us how you considered the guidance in paragraphs 16 through 19 of SFAS 131 to determine that your operations

constitute a single operating segment. To the extent that you have aggregated segments, please tell us how you have considered the aggregation criteria outline in paragraph 17.

Private Equity Investments, page A-10

3. Please revise to disclose the methodology you have utilized to determine the market value of the private equity investments. In your revision, please address how you have considered the need for a liquidity discount.

Goodwill and Intangibles, page A-11

4. We note your disclosure that you reduced the goodwill balance due to the restructuring of an investment. Please revise to more clearly explain the nature of the restructuring, how it resulted in an impairment of goodwill and how management considered this plan in its prior period assessments of goodwill impairment.

Note 4: Securities Available-for-Sale, page A-15

5. We note that you have a line item in your schedule of investments representing US Government and agency securities. Because the GSE obligations are not backed by the full faith and credit of the US government, we do not believe you should disclose these investments on the same line item as obligations of the US Treasury. Please revise to separately present the obligations of the US Treasury and US government sponsored entities. Please refer to the December 2005, *Current Accounting and Disclosure Issues in the Division of Corporation Finance* posted on our website.

Note 5: Loans, Allowance for Loan Losses, and Reserve for Off-Balance Sheet Credit Commitments, page A-18

6. Please revise your disclosures to more clearly explain the activity within your off-balance sheet reserves.

Note 9: Stock Option Plans, page A-22

7. We note that during 2005, you segregated your optionee population into two groups for purposes of determining the fair value of your options. From your disclosure, it appears that this methodology is different from the methodology

utilized in prior periods. If so, please tell us how you determined this
methodology was a more accurate measurement of the fair value of the options,
and how you considered the need to obtain a letter of preferability from your
independent auditors regarding this change in methodology.   Refer to Item
601(B)(18) of Regulation S-K.

*   *   *

As appropriate, please revise your future filings, beginning with the Form 10-Q
for the period ending June 30, 2006, and respond to these comments within 10 business
days or tell us when you will provide us with a response. Please provide us with your
response to our comments along with drafts of the proposed revisions to be included in
your future filings. Please furnish a cover letter with your response that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551- 3851if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant